Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Khor Hwee Eng
(1) 408.941.1185	(65) 6360.1748
tiffanys@charteredsemi.com	khorhe@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS FOURTH QUARTER AND YEAR 2007 RESULTS
•	Chartered annual revenues of $1,355.5 million in 2007, down 4.2 percent from $1,414.5 million in 2006. Revenues including Chartered’s share of SMP of $1,458.0 million, down 4.5 percent from $1,526.6 million in 2006.

•	Net income was $101.7 million in 2007, which included a tax benefit, compared to a net income of $67.0 million in 2006.
SINGAPORE — February 1, 2008 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2007.

“Chartered revenues and revenues including our share of SMP in fourth quarter 2007 were down approximately one percent compared to the previous quarter, coming in above the high end of the guidance we had provided on December 14, 2007. Revenues from 0.13-micron and below technologies, including those from 65 nanometer (nm), accounted for 48 percent of our total business base revenues. Revenues from 65nm alone, including both SOI and bulk technologies, more than doubled in dollar terms compared to second quarter 2007 when we started commercial production, and represented 13 percent of our total business base revenues. We ended the quarter with a net income of $6 million, in line with our previous guidance,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Fourth Quarter 2007 Performance
•	Revenues were $352.6 million in fourth quarter 2007, up 4.0 percent from $339.1 million in fourth quarter 2006. Revenues including Chartered’s share of SMP were $377.8 million, up 3.9 percent from $363.7 million in the year-ago quarter, primarily due to strength in the communications sector and to a lesser extent the consumer sector, partially offset by weakness in the computer sector. Sequentially, revenues were down 0.6 percent compared to $354.8 million in third quarter 2007. Revenues including Chartered’s share of SMP were down 1.0 percent from $381.8 million in third quarter 2007, primarily due to weakness in the computer sector and to a significantly lesser extent the consumer sector, partially offset by strength in the communications sector.

•	Gross profit was $60.5 million, or 17.2 percent of revenues, down from a gross profit of $68.0 million, or 20.1 percent of revenues in the year-ago quarter, primarily due to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments from 65nm products. Gross profit was down 10.1 percent sequentially from $67.2 million, or 19.0 percent of revenues in third quarter 2007, primarily due to the effect of lower selling prices and a less favorable product mix arising from lower shipments of 90nm products, partially offset by higher shipments from 65nm products.

•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $6.0 million compared to $5.4 million in the year-ago quarter.

•	Research and development (R&D) expenses were $44.8 million, an increase of 17.5 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 45nm technology node. Compared to the previous quarter, R&D expenses were up 15.0 percent from $38.9 million, primarily due to higher development activities related to the advanced 45nm technology node and higher payroll-related expenses.

•	Sales and marketing expenses were $15.8 million, up 2.9 percent compared to $15.4 million in the year-ago quarter. Compared to the previous quarter, sales and marketing expenses were up 8.2 percent from $14.6 million, primarily due to higher payroll-related expenses.

•	General and administrative (G&A) expenses were $10.7 million, a decrease of 11.4 percent compared to $12.1 million in the year-ago quarter, primarily due to lower payroll-related expenses. Compared to the previous quarter, G&A expenses were up 14.5 percent from $9.3 million, primarily due to higher payment for external services and higher payroll-related expenses.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $9.0 million compared to $8.4 million in the year-ago quarter, primarily due to lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated.

•	Other income (loss), net, was a loss of $2.4 million, compared to a loss of $0.7 million in the year-ago quarter and an income of $0.2 million in third quarter 2007, primarily due to a decline in value of other investments.

•	Net interest expense was $8.1 million, compared to $7.5 million in the year-ago quarter, primarily due to lower interest income arising from lower principal balances and to a lesser extent higher interest expense arising from higher outstanding debt, partially offset by higher interest capitalization associated with the ramp of Fab 7.

•	Net income for Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), was $3.3 million in fourth quarter 2007. Due to CSP’s cumulative losses, the obligation of its minority shareholders was reduced to zero in first quarter 2003 and none of its losses from that point forward have been allocated to the minority shareholders. When CSP subsequently becomes profitable, the profits applicable to the minority shareholders are taken to the consolidated statements of operations until the minority shareholders’ share of losses previously taken to the consolidated statement of operations is fully recovered. As such, all of CSP’s $3.3 million income in fourth quarter 2007 was taken to Chartered’s consolidated statement of operations. At the end of fourth quarter 2007, CSP’s shareholders’ deficit was $431.0 million.

•	Net income was $5.9 million, or 1.7 percent of revenues, compared to a net income of $5.4 million, or 1.6 percent of revenues in the year-ago quarter and a net income of $114.8 million or 32.3 percent of revenues in the previous quarter.

Net income included a tax benefit of $14.6 million. This tax benefit arose as a result of the difference between the actual tax expense for the financial year and the cumulative tax expense recognized for the first three quarters of the year.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in fourth quarter 2007 were $0.01 and $0.00 respectively, compared with basic earnings per ADS and basic earnings per share of $0.01 and $0.00 respectively in fourth quarter 2006. Diluted earnings per ADS and diluted earnings per share in fourth quarter 2007 were $0.01 and $0.00 respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.01 and $0.00 respectively in fourth quarter 2006.
Summary of Year 2007 Performance
•	Revenues were $1,355.5 million, down 4.2 percent compared to $1,414.5 million in 2006. Revenues including Chartered’s share of SMP were $1,458.0 million, down 4.5 percent from $1,526.6 million a year ago, primarily due to weakness in the consumer sector and to a lesser extent the computer sector, partially offset by strength in the communications sector.

•	Gross profit was $259.7 million, or 19.2 percent of revenues, a decrease from $344.0 million, or 24.3 percent of revenues in 2006, primarily due to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments from 65nm products.

•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $22.9 million compared to $21.0 million in 2006.

•	R&D expenses were $159.8 million, an increase of 4.6 percent from $152.8 million in 2006, primarily due to higher development activities related to the advanced 65nm and 45nm technology nodes and higher payroll-related expenses, partially offset by higher reimbursement of expenses related to grants.

•	Sales and marketing expenses were $58.0 million, an increase of 5.5 percent from $55.0 million in 2006, primarily due to higher expenses related to Electronic Design Automation (EDA) offerings and higher financial support for pre-contract customer design validation activities.

•	G&A expenses were $39.6 million, 6.8 percent lower compared to $42.6 million in 2006, primarily due to lower payroll-related expenses and lower expenses associated with overseas office facilities.

•	Equity in income of SMP was $34.2 million compared to $36.0 million in 2006, primarily due to lower revenues resulting from lower selling prices, partially offset by lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated.

•	Net interest expense was $33.3 million, compared to a net interest expense of $43.4 million in 2006, primarily due to higher interest capitalization associated with the ramp of Fab 7, partially offset by lower interest income arising from lower principal balances.

•	CSP’s financial position continued to be in a shareholders’ deficit in 2007, and therefore, none of the loss of $11.0 million in 2007 was allocated to the minority shareholders.

•	Net income was $101.7 million, or 7.5 percent of revenues, compared to a net income of $67.0 million, or 4.7 percent of revenues in 2006.

Net income for 2007 included a tax benefit of $91.4 million, of which $119.5 million resulted from a retroactive change of tax status for Fab 3 from “pioneer” to “non-pioneer.” This tax benefit arose primarily from prior year allowances related to wear and tear of plant and machinery and losses of Fab 3 which became available to offset tax paid or incurred by the company in current and prior years. Excluding this tax benefit of $119.5 million, the income tax expense was $28.1 million in 2007.

•	Basic earnings per ADS and basic earnings per share in 2007 were $0.36 and $0.04 respectively, compared with basic earnings per ADS and basic earnings per share of $0.23 and $0.02 respectively in 2006. Diluted earnings per ADS and diluted earnings per share in 2007 were $0.35 and $0.04 respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.23 and $0.02 respectively in 2006.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in fourth quarter 2007 were 383.2 thousand wafers, an increase of 29.7 percent compared to 295.5 thousand wafers in fourth quarter 2006. Shipments in fourth quarter 2007 decreased by 2.3 percent compared to 392.1 thousand wafers shipped in third quarter 2007. Shipments including Chartered’s share of SMP were 415.5 thousand wafers, an increase of 28.7 percent compared to 322.9 thousand wafers in fourth quarter 2006. Shipments including Chartered’s share of SMP in fourth quarter 2007 decreased by 2.5 percent compared to 426.1 thousand wafers shipped in third quarter 2007.

•	Shipments in 2007 were 1,419.7 thousand wafers, an increase of 13.7 percent compared to 1,248.6 thousand wafers shipped in 2006. Shipments including Chartered’s share of SMP were 1,548.9 thousand wafers, an increase of 13.5 percent compared to 1,365.0 thousand wafers in 2006.

•	ASP was $899 per wafer in fourth quarter 2007, compared to $888 per wafer in third quarter 2007. ASP including Chartered’s share of SMP was $889 per wafer in fourth quarter 2007 compared to $881 per wafer in third quarter 2007.

•	ASP was $930 in 2007, a decrease of 16.3 percent compared to $1,112 per wafer in 2006, primarily due to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices across technology nodes, partially offset by higher shipments from 65nm. ASP including Chartered’s share of SMP was $918 per wafer in 2007 compared to $1,099 per wafer in 2006.

Capacity and Utilization
Capacity utilization in fourth quarter 2007 was 81 percent compared to 70 percent in the year-ago quarter, and 85 percent in third quarter 2007. Capacity utilization was 79 percent in 2007 compared to 77 percent in 2006. Total capacity in fourth quarter 2007 was up approximately two percent sequentially. For full-year 2007, total capacity increased by approximately 10 percent to 2.0 million eight-inch equivalent wafers from 1.8 million in 2006, primarily due to Fab 7 ramp. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Total wafers shipped	322.9	325.6	381.6	426.1	415.5
Total capacity	461.7	462.4	483.0	502.2	512.4
Utilization	70%	70%	79%	85%	81%
Capacity by Fab

(Thousand 8” equivalent wafers)	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	Est. 1Q 2008
Fab 2	145.7	142.6	153.8	155.5	155.5	153.8
Fab 3	71.0	69.5	70.3	70.4	70.4	74.8
Fab 5 (Chartered’s share)	35.0	34.6	34.9	35.3	35.3	35.5
Fab 6	117.0	114.5	115.8	117.0	120.0	120.2
Fab 7	93.0	101.2	108.2	124.0	131.2	150.1
Total	461.7	462.4	483.0	502.2	512.4	534.4
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Communications	30%	36%	42%	40%	46%
Computer	44%	43%	31%	26%	20%
Consumer	24%	19%	24%	31%	31%
Other	2%	2%	3%	3%	3%
Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Americas	76%	78%	67%	63%	68%
Europe	9%	7%	9%	9%	9%
Asia-Pacific	13%	14%	22%	27%	23%
Japan	2%	1%	2%	1%	—
Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
0.065 and below	—	—	6%	12%	13%
Up to 0.09	34%	27%	11%	6%	4%
Up to 0.13	26%	30%	33%	33%	31%
Up to 0.15	1%	1%	1%	—	—
Up to 0.18	12%	11%	14%	16%	16%
Up to 0.25	7%	8%	11%	12%	13%
Up to 0.35	12%	14%	14%	13%	14%
Above 0.35	8%	9%	10%	8%	9%
Total	100%	100%	100%	100%	100%
Top Customers
Chartered had two customers that exceeded 10 percent of revenues (excluding Chartered’s share of SMP revenues) in 2007, and in order of revenue significance, these were Broadcom and AMD. Chartered’s top five customers accounted for 61 percent of total revenues in 2007, compared with 60 percent in the previous year.
Review and Outlook
“Despite the typical seasonal slowness in the first quarter of the year, we are guiding for sequential revenue growth in the quarter. This is driven primarily by strength in the mobile phone area of the business which is expected to more than offset the weakness in the consumer space. Similar to fourth quarter 2007, utilization of our eight-inch capacity is expected to be higher than the company average and significantly higher than the leading-edge.
“Based on current demand levels from our customers, we are expecting revenues at the Chartered level and revenues including our share of SMP to be approximately up four percent and five percent respectively in the first quarter, compared to fourth quarter 2007. Revenues from 0.13-micron and below technologies, including those from 65nm, are expected to account for approximately 47 percent of our total business base revenues. Revenues from 65nm alone are expected to represent approximately eight percent of our total business base revenues. After comprehending approximately four percent sequential increase in capacity, we expect utilization in the first quarter to be approximately 85 percent. With this outlook, we expect to approximately break even at the bottom line for the first quarter,” said Thomas.
The outlook for first quarter 2008 is as follows:

	4Q 2007	1Q 2008 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$352.6M	$367M, ± $6M	Up 2% to Up 6%
Revenues including Chartered’s share of SMP	$377.8M	$395M, ± $7M	Up 3% to Up 6%
ASP (a)	$899	$865, ± $20	Down 2% to Down 6%
ASP including Chartered’s share of SMP (a)	$889	$859, ± $25	Down 1% to Down 6%
Utilization	81%	85%, ± 3%	—
Gross profit (loss)	$60.5M	$66M, ± $6M	—
Net income (loss)	$5.9M	$0M, ± $5M	—
Basic earnings (loss) per ADS (b)	$0.01	($0.01), ± $0.02	—

(a)	Eight-inch equivalent wafers.

(b)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.5 million in first quarter 2008.
Guidance comments for year 2008:
—	R&D expenditures: approximately $180 million, compared to $160 million in 2007. The increased investment is to fund the development and qualification of 45nm and 32nm technology, including costs associated with investment in the most advanced semiconductor tools.

—	Capital expenditures: approximately $630 million, compared to $758 million in 2007. 2008 capital expenditures are primarily targeted for 65nm and below capacity, and to a lesser extent eight-inch tools, and are cash-flow based. With the above capital expenditure, Fab 7 is expected to have a capacity of 30,000 wafers (twelve-inch) per month by December 2008.

—	Depreciation and amortization: approximately $590 million, compared to $495 million in 2007.

—	Wafer capacity: approximately 2.3 million wafers (eight-inch equivalent) in 2008. Capacity for 90nm and below technologies is expected to represent approximately 23 percent of total capacity in December 2008.
CEO Closing Comments
“On a macro level, like most businesses, we are concerned about the potential negative impact from a global economic condition that is becoming less favorable. Based on current feedback from our customers, we do expect to see meaningful growth in second half of the year, driven by 65nm production ramp, both from new products as well as transition of products that are running currently at 90nm and 0.13-micron technologies. However, the uncertainties in the market place make the outlook quite clouded and difficult to predict with confidence,” said Chia Song Hwee, president & CEO of Chartered.
“In 2008, we will continue to focus on enhancing our leading-edge capabilities by delivering 45nm and its derivative processes to our customer base and at the same time expanding our differentiated value-added technology offerings at the more mature technology nodes. As we achieve these goals, we expect to build on the significant progress we have already made in the past few years in diversifying our customer and product portfolios in both areas. One of management’s top priorities continues to be getting our breakeven utilization back on track. Towards that goal, we will be looking for additional ways to improve our scale, optimize product portfolio and pricing, and improve our productivity as well as reduce costs. Finally, we plan to modulate our capital expenditure prudently and align it as closely as possible with the business outlook and the long-term goals of the company,” concluded Chia.

Webcast Conference Call Today
Chartered will be discussing its fourth quarter 2007 and year-end results and first quarter 2008 outlook on a conference call today, February 1, 2008, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, Thursday, January 31, 2008). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For first quarter 2008, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 14, 2008, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				1Q 2008
	4Q 2006	3Q 2007	4Q 2007	Guidance	Year	Year
	Actual	Actual	Actual	Midpoint	2006	2007
Revenues (c)	$339.1M	$354.8M	$352.6M	$367M	$1,414.5M	$1,355.5M
Chartered’s share of SMP revenues	$24.6M	$27.0M	$25.2M	$28M	$112.1M	$102.5M
Revenues including Chartered’s share of SMP	$363.7M	$381.8M	$377.8M	$395M	$1,526.6M	$1,458.0M
ASP (d)	$1,135	$888	$899	$865	$1,112	$930
ASP of Chartered’s share of SMP revenues (d)	$895	$790	$781	$795	$963	$793
ASP including Chartered’s share of SMP (d)	$1,115	$881	$889	$860	$1,099	$918

(c)	Determined in accordance with US GAAP.

(d)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Communications	28%	34%	41%	40%	47%
Computer	44%	43%	30%	24%	18%
Consumer	26%	20%	26%	33%	32%
Other	2%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Communications	53%	60%	54%	42%	44%
Computer	42%	35%	42%	53%	50%
Consumer	4%	4%	3%	4%	4%
Other	1%	1%	1%	1%	2%
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Communications	30%	36%	42%	40%	46%
Computer	44%	43%	31%	26%	20%
Consumer	24%	19%	24%	31%	31%
Other	2%	2%	3%	3%	3%
Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Americas	79%	80%	71%	67%	70%
Europe	8%	7%	9%	9%	9%
Asia-Pacific	11%	12%	19%	24%	21%
Japan	2%	1%	1%	—	—
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Americas	43%	47%	30%	23%	27%
Europe	16%	15%	9%	7%	13%
Asia-Pacific	36%	34%	56%	65%	58%
Japan	5%	4%	5%	5%	2%
Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
Americas	76%	78%	67%	63%	68%
Europe	9%	7%	9%	9%	9%
Asia-Pacific	13%	14%	22%	27%	23%
Japan	2%	1%	2%	1%	—
Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
0.065 and below	—	—	7%	13%	14%
Up to 0.09	37%	29%	12%	6%	4%
Up to 0.13	27%	32%	36%	35%	34%
Up to 0.15	—	—	—	—	—
Up to 0.18	8%	7%	8%	10%	11%
Up to 0.25	8%	9%	12%	13%	13%
Up to 0.35	12%	13%	15%	14%	15%
Above 0.35	8%	10%	10%	9%	9%
Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	9%	14%	14%	3%	2%
Up to 0.18	75%	66%	77%	92%	86%
Up to 0.25	1%	1%	6%	2%	8%
Up to 0.35	15%	19%	3%	3%	4%
Above 0.35	—	—	—	—	—
Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007
0.065 and below	—	—	6%	12%	13%
Up to 0.09	34%	27%	11%	6%	4%
Up to 0.13	26%	30%	33%	33%	31%
Up to 0.15	1%	1%	1%	—	—
Up to 0.18	12%	11%	14%	16%	16%
Up to 0.25	7%	8%	11%	12%	13%
Up to 0.35	12%	14%	14%	13%	14%
Above 0.35	8%	9%	10%	8%	9%
Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2008; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income and earnings per ADS; the revenue contribution from 0.13-micron and below technologies including those from 65nm as a percentage of our total business base revenues; our expectation that the utilization of our eight-inch capacity is expected to be higher than the company average and significantly higher than that of the leading-edge and our guidance for year 2008 on our R & D expenditures, capital expenditures, depreciation and amortization and our wafer capacity, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends for specific products; the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2007	2006	2007

Net revenue	$339,134	$352,577	$1,414,525	$1,355,486
Cost of revenue	271,133	292,107	1,070,512	1,095,830

Gross profit	68,001	60,470	344,013	259,656

Other revenue	5,392	6,005	21,030	22,930

Operating expenses:
Research and development	38,102	44,754	152,756	159,764
Sales and marketing	15,356	15,803	55,007	58,013
General and administrative	12,081	10,705	42,558	39,648
Other operating expense, net	1,778	2,293	13,766	13,030

Total operating expenses	67,317	73,555	264,087	270,455

Equity in income of associated companies, net	8,376	8,839	36,040	33,836
Other loss, net	(704)	(2,377)	(2,689)	(2,418)
Interest expense, net	(7,480)	(8,103)	(43,359)	(33,294)

Income (loss) before income tax	6,268	(8,721)	90,948	10,255
Income tax expense (benefit)	885	(14,591)	23,924	(91,433)

Net income	5,383	5,870	67,024	101,688

Less: Accretion to redemption value of convertible redeemable preference shares	2,358	2,451	9,476	9,663

Net income available to ordinary shareholders	$3,025	$3,419	$57,548	$92,025

Net earnings per ordinary share and ADS

Basic net earnings per ordinary share	$0.00	$0.00	$0.02	$0.04
Diluted net earnings per ordinary share	$0.00	$0.00	$0.02	$0.04

Basic net earnings per ADS	$0.01	$0.01	$0.23	$0.36
Diluted net earnings per ADS	$0.01	$0.01	$0.23	$0.35

Number of ordinary shares (in millions) used in computing:
Basic net earnings per ordinary share	2,535.7	2,539.6	2,528.1	2,538.3
Effect of dilutive securities	4.9	2.4	6.0	330.3

Diluted net earnings per ordinary share	2,540.6	2,542.0	2,534.1	2,868.6

Number of ADS (in millions) used in computing:
Basic net earnings per ADS	253.6	254.0	252.8	253.8
Effect of dilutive securities	0.5	0.2	0.6	33.0

Diluted net earnings per ADS	254.1	254.2	253.4	286.8

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	December 31,
	2006	2007

ASSETS

Cash and cash equivalents	$718,982	$743,173
Restricted cash	43,063	45,092
Marketable securities	2,283	2,822
Receivables, net	243,361	237,312
Inventories	158,492	213,524
Other investments	—	89,290
Other current assets	17,225	22,520

Total current assets	1,183,406	1,353,733

Investment in associated companies	36,044	30,112
Technology licenses, net	84,991	62,699
Property, plant and equipment, net	2,275,179	2,463,789
Other non-current assets	42,316	115,228

Total assets	$3,621,936	$4,025,561

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$301,868	$212,618
Short-term debt	—	270,000
Current installments of long-term debt and capital lease obligations	127,627	78,663
Other current liabilities	183,250	114,630

Total current liabilities	612,745	675,911

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,499,917
Other non-current liabilities	48,936	52,747

Total liabilities	1,942,653	2,228,575

Convertible redeemable preference shares	246,174	255,837

Shareholders’ equity	1,433,109	1,541,149

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,621,936	$4,025,561

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Twelve Months Ended
	December 31,	December 31,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$67,024	$101,688
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(36,040)	(33,836)
Cash dividends received from SMP	38,178	33,602
Depreciation and amortization	504,454	494,774
Foreign exchange loss, net	1,946	252
Gain on disposal of property, plant and equipment, net	(4,822)	(1,010)
Others, net	11,048	17,648
Changes in assets and liabilities:
Receivables	(61,687)	8,197
Inventories	(21,513)	(55,032)
Other assets	(5,716)	(72,977)
Payables and other liabilities	28,277	(14,433)

Net cash provided by operating activities	521,149	478,873

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(554,771)	(758,352)
Payments for technology licenses	(9,667)	(8,369)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	111,656	449
Proceeds from sale of property, plant and equipment	9,975	5,059
Proceeds from redemption, maturity and disposal of marketable securities and other investments	20,998	8,837
Return of capital from SMP	16,913	7,350
Increase in other investments	—	(99,373)
Others, net	(488)	(1,151)

Net cash used in investing activities	(420,384)	(845,550)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	492,915	542,848
Repayments	(635,010)	(123,629)
Capital lease payments	(3,845)	(3,981)
Receipts of refundable customer deposits	45,183	202
Refund of customer deposits	(72,108)	(28,559)
Issuance of ordinary shares	2,357	2,576
Increase in cash restricted for debt repayments	(40,231)	(2,029)
Others, net	5,752	(900)

Net cash (used in) provided by financing activities	(204,987)	386,528

Effect of exchange rate changes on cash and cash equivalents	3,348	4,340
Net (decrease) increase in cash and cash equivalents	(100,874)	24,191
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$718,982	$743,173